

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

February 18, 2009

<u>By U.S. Mail and facsimile</u>

Mr. Roger Renken
President and Chief Executive Officer
Crater Mountain Resources, Inc.
c/o Law Office of Michael M. Kessler, P.C.
3436 American River Drive, Suite 11
Sacramento, CA 95864

> **Re:** **Crater Mountain Resources, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **File No. 333-151085**
> **Filed February 9, 2009**

Dear Mr. Renken:

We have reviewed your amended filing and your response letter filed February 9, 2009, and we have the following comment in regards to your amended registration statement. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

<u>Item 15. Recent Sales of Unregistered Securities, page 49</u>

1. We note your response to our prior comment and reissue it in part. With respect to each of the cited transactions in which purported private placement sales of your securities were made to one individual or entity (i.e., Magellan Global Fund) and then were promptly transferred to another entity, discuss for each such transaction: (i) whether the initial purchaser (Magellan Global Fund) meets the definition of a statutory underwriter under Section 2(a)(10) of the Securities Act of 1933, as amended, and as such, should be specifically identified as a statutory underwriter with respect to such shares; and (ii) the means by which such shares have been subsequently transferred consistently with the federal securities laws. We may have further comment.

<u>Closing Comments</u>

       Please amend your registration statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

       Please contact Douglas Brown at (202) 551-3265 or, in his absence, Michael Karney at (202) 551-3847 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Michael M. Kessler
       (916) 239-4008